EXHIBIT 3


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 - _______________)

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

________________, 1997


                  Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
                  Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1997 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
Central and South West Corporation, et al. (70-     )
                  Central and South West Corporation ("CSW"), a registered holding company located at 1616 Woodall Rodgers Freeway, Dallas, TX 75202 have filed an application under Sections 9(a), 10 and 12(c) of the Act and Rule 42 thereunder.
                  CSW proposes to  repurchase  up to ten percent  (approximately
21.22 million shares) of its outstanding common stock, par value $3.50 ("Shares"), as of June 30, 1997, through purchases from its stock and employee benefit plans, as described more fully below (pursuant to the terms and conditions  of  such  plans)  from  time  to  time  through  December  31,  2002
("Purchases"). In addition, CSW may engage in unlimited purchases of Shares pursuant to the exemption provided by Rule 42 under the Act ("Exempt Purchases"). CSW proposes to use its general funds and/or short-term borrowings to finance its purchase of Shares up to twenty percent of its outstanding common stock as of June 30, 1997 (the "Aggregate Limit") on an interim basis.
                  The objectives of the Purchases are to support the market price of CSW's common stock, to facilitate any disaggregation or other restructuring that may be mandated or made attractive by electric utility restructuring legislation or the evolution of a competitive electricity marketplace, to gain the flexibility to adjust its capital structure, and to effectively utilize the proceeds of any system for stranded cost recovery pursuant to electric utility restructuring legislation that may be adopted at the federal or state level.
                  CSW seeks authority to repurchase Shares from the CSW Dividend Reinvestment and Stock Purchase Plan (the "DRSPP"), which presently holds approximately ten million Shares, and the CSW Retirement Savings Plan (the "RSP" and, collectively with the DRSPP, the "Plans"), which presently holds approximately eleven million Shares, pursuant to the terms and conditions of those plans. The DRSPP, which was approved by the Commission by orders dated October 4, 1993 (HCAR No. 25902), January 30, 1996 (HCAR No. 26465) and November 27, 1996 (HCAR No. 26616) in File No. 70-8087, is a stock plan through which anyone can voluntarily make Share purchases directly from CSW. Individuals holding Shares through the DRSPP can also sell such Shares through the DRSPP to reduce their Share holdings. At present, the DRSPP administrator sells such Shares into the market at the then-prevailing market price for Shares. CSW seeks authority to purchase such Shares from the DRSPP from time to time at the market price for Shares at the time of any such purchase.
                  The RSP is a voluntary employee benefit plan, which is a 401(k) savings plan, through which CSW employees can contribute a percentage of their pay on a tax-advantaged basis to purchase Shares and other investments in order to save for their retirement. When participants in the RSP wish to reduce their holdings of Shares through the RSP, Shares are typically sold by the RSP administrator into the market at the then-prevailing market price for Shares. CSW requests authority to purchase such Shares from the RSP from time to time at the market price for Shares at the time of any such purchase.
                  CSW intends to use its general funds and/or short-term borrowings, including without limitation funds borrowed through its short-term borrowing program previously authorized by order dated March 28, 1997 (HCAR No. 26697; File No. 70-8557) (the "Short-Term Borrowing Authority") to finance its purchase of Shares up to the Aggregate Limit (whether by Purchases or Exempt Purchases) on an interim basis, until such time as the amounts paid in respect of repurchased shares are refinanced on a permanent basis or repaid using internally generated funds, the proceeds of any issuance of preferred stock or debt securities by CSW and/or its subsidiaries (either pursuant to separate Commission authority or subject to further Commission approval), or the proceeds of any system for stranded cost recovery pursuant to electric utility restructuring legislation that may be adopted at the federal or state level.
                  Although CSW can engage in Exempt Purchases in unlimited amounts, it will only use funds raised under its Short-Term Borrowing Authority to acquire Shares, whether through Purchases or Exempt Purchases, up to the Aggregate Limit. If CSW wishes to repurchase Shares above the Aggregate Limit, it undertakes not to utilize its Short-Term Borrowing Authority to finance such repurchases without a further Commission order approving such higher level of short-term borrowing for the purpose of repurchasing Shares.
                  CSW will file a certificate of notification pursuant to Rule 24 within sixty days of the end of any quarterly period in which it repurchases Shares from the Plans, which certificate will report: (1) the number of Shares repurchased from each Plan; and (2) the aggregate purchase price paid for the Shares so repurchased.
                  For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                           Jonathan G. Katz
                                           Secretary